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                             [TIAA-CREF LETTERHEAD]

NEWS RELEASE
TIAA-CREF Public Relations Division



FROM:     Tom Pinto                                   FOR IMMEDIATE RELEASE:
          Press Officer                               May 28, 1998
          212-916-5986

          Claire Sheahan
          Press Officer
          212-916-4666


                TIAA WINS PROXY CONTEST AT FURR'S/BISHOP'S, INC.

NEW YORK, NEW YORK -- TIAA announces that the slate of directors it supported for Furr's/Bishop's, Inc. was elected at Furr's/Bishop's annual meeting today in Lubbock, Texas. TIAA received proxies for in excess of 80% of the stockholder votes at the annual meeting.

TIAA launched its proxy contest to protect its investment in a troubled company and took the unprecedented step of nominating a new, independent slate of directors.

TIAA became the holder of 17.7% of the common stock of Furr's/Bishop's following the company's default on debt that was issued to TIAA in other institutional investors, resulting in a major reorganization of the company in 1996.

Sharon F. Manewitz, managing director in TIAA's Securities Division, said, "TIAA is pleased with the outcome of this proxy contest, which demonstrates that our views were widely shared. We look for this new board of directors to lead Furr's/Bishop's in a positive, constructive way that will enhance the company's long-term prospectus.

"We are gratified by the support of the other shareholders for our alternative slate of board nominees. It was clear that circumstances at Furr's/Bishop's warranted TIAA's extraordinary action."


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